August 30, 2006

Ms. Joyce A. Sweeney

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	First Data Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 001-11073

Dear Ms. Sweeney:

Following is the Company’s response to the comments in your letter dated August 7, 2006.

The last two sentences of comment 3 in your letter dated August 7, 2006 state: “Accordingly, we do not believe you qualify for hedge accounting for these hedges. Please restate your financial statements to remove the effects of hedge accounting for your hedges of commission payments or advise.” The Company will restate its financial statements to remove the effects of hedge accounting for its interest rate swaps relating to commission payments. The Company will restate the financial statements in its December 31, 2005 Annual Report on Form 10-K and its June 30, 2006 and March 31, 2006 quarterly reports on Form 10-Q. The Company believes it has addressed comments 1 and 2 in your letter dated August 7, 2006 through the restatement of its financial statements. In accounting for its hedges of commission payments, the Company will comply with the staff’s interpretation on documentation and accounting.

Upon understanding the SEC staff’s interpretation of what constitutes sufficient documentation to qualify for hedge accounting, the Company undertook a review of documentation associated with its other hedging transactions, including its hedging of the forecasted fee revenue earned in the money transfer business when the fee is paid in a currency other than the Company’s functional currency (US dollar). The Company’s cash flows are exposed to foreign currency risk from revenue transactions denominated in foreign currencies. In this strategy, the Company hedges these forecasted fee revenues for a specific month with multiple foreign currency forward contracts. As the fees occur over the month and the forward contracts are layered on and all settle at the end of the month, we now recognize the “first dollar cash flow” method of designating the hedges would be required under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 and SFAS No. 149 (“SFAS No. 133”). Additionally, noting the SEC staff’s interpretation of critical terms matching, the Company concluded that the critical terms of these same foreign currency forward contracts did not match the hedged cash flow. In the Company’s April 20, 2006 response to your letter dated April 3, 2006, the Company stated that the critical terms matched in its foreign currency cash flow hedging. This statement was based on the Company’s interpretation of what critical terms matching meant for these types of hedging instruments. Although we believed that the critical terms matched when we made such statement, the Company now supplements its previous response with this letter.

As described above and as a result of the inadequacy of its documentation relative to specificity and critical terms matching, the Company does not believe the foreign currency cash flow hedges qualify for hedge accounting. Management and the Audit Committee of the Board of Directors of the Company have concluded, after discussions with Ernst & Young, that the Company will restate its financial statements to remove the effects of hedge accounting for its hedges of the forecasted fee revenue earned in its money transfer business when the fee is paid in a currency other than the Company’s functional currency. The Company will restate its financial statements for those same periods noted above with respect to interest rate swaps on commission payments. In accounting for its hedges of foreign currency cash flow, the Company will comply with the staff’s interpretation on documentation and accounting.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-488-8388.

Sincerely,

/s/ Kimberly S. Patmore
Kimberly S. Patmore
Executive Vice President and Chief Financial Officer